UNITED STATES
                 SECURITIES EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          Schedule 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

             United Parcel Service of America, Inc.
          ____________________________________________
                        (Name of Issuer)

             Common Stock, par value $.10 per share
          _____________________________________________
                 (Title of Class of Securities)

                               N/A
                     _______________________
                         (CUSIP Number)


Check the following box if a fee is being paid with this state-
ment
   __
 /__/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto re-porting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A                  13G

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Annie E. Casey Foundation, Inc.
          I.R.S. Tax Identification No. 13-6138589


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not applicable.


3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

               33,309,326

     6.   SHARED VOTING POWER

               -0-

     7.   SOLE DISPOSITIVE POWER

               33,309,326

     8.   SHARED DISPOSITIVE POWER

               -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          33,309,326


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.9%


12.  TYPE OF REPORTING PERSON*

          CO

          The following items are amended and restated as of December 31, 1993.

Item 1.

     (a)  Name of Issuer:

          United Parcel Service of America, Inc. ("UPS").

     (b)  Address of Issuer's principal executive offices:

          400 Perimeter Center
          Terraces North
          Atlanta, GA  30346

Item 2.

     (a)  Name of Person Filing:

          The Annie E. Casey Foundation, Inc. ("Foundation")

     (b)  Address of Principal Business Office:

          One Lafayette Place
          Greenwich, CT  06830

     (c)  Citizenship:

          The Foundation is organized under laws of the State of Connecticut.

     (d)  Title of Class of Securities:

          Shares of UPS Common Stock, par value $.10 per share
          ("Common Stock").

     (e)  CUSIP Number:

          None.

Item 3.   Inapplicable.

Item 4.   Ownership:

     (a)  Amount beneficially owned:   As of December 31, 1993,
          the Foundation owned of record and beneficially
          33,309,326 shares of Common Stock.

     (b)  Percent of Class:

          The percent of class represented by the amount benefi-cially owned was 5.9%.

     (c)  Number of Shares as to which Such Person has:

             (i)   Sole power to vote or to direct the vote --
                   33,309,326.

            (ii)   Shared power to vote or to direct the vote --
                   0.

           (iii) Sole power to dispose or to direct disposition of -- 33,309,326.

            (iv) Shared power to dispose or to direct disposi-tion of -- 0.




                            SIGNATURE


          After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                    February 28, 1994
                              _________________________________
                                          Date

                              The Annie E. Casey Foundation, Inc.


                           By:/s/ R. Ramanathan
                              _________________________________
                              R. Ramanathan
                              Chief Financial Officer